                                  Iteris, Inc.
                           1515 S. Manchester Avenue
                               Anaheim, CA  92802

                                  May 16, 2000



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attn:  Hugh Fuller

     Re: Iteris, Inc.: Registration Statement on Form S-1, File No. 333-93035, and Registration Statement on Form 10, File No. 000-30484

Gentlemen:

     The undersigned, in the capacity as President and Chief Executive Officer of Iteris, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statements.

     Therefore, the Company hereby requests that the above-referenced Registration Statements be withdrawn as soon as practicable. This will confirm on behalf of the Company that in connection with such Registration Statements, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act of 1933, as amended.

     Thank you for your courtesy and cooperation in this matter.

                                     Very truly yours,

                                     /s/ Jack Johnson

                                     Jack Johnson
                                     President and Chief Executive Officer

cc:  NASD
     Nasdaq